January 25, 2007

Mail Stop 4561

Mr. Brian Goggin
Group Chief Executive Officer and Director
The Governor and Company of the Bank of Ireland
Lower Baggot Street
Dublin 2, Ireland

Re: The Governor and Company of the Bank of Ireland
**   Form 20-F for Fiscal Year Ended March 31, 2006**
**   Filed September 11, 2006**
**   File Number: 001-14452**

Dear Mr. Goggin:

        We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

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Form 20-F, filed on September 11, 2006

General

1. Please tell us, and in future filings disclose the date when the financial statements were authorized for issue and who gave the authorization. Also disclose whether any of the Company's owners or others have the power to amend the financial statements after issuance. Refer to paragraphs 17 and 18 of IAS 10.

Item 5 Operating & Financial Review Prospects, page 27

2. We note your presentation of non core items on page 27 which you state are non-operating in nature and may obscure the true trends inherent in your business. We also note, however, based upon your income statement presentation on page F-4 that you are including these non core items within "operating profit." Please tell us how your presentation of these non core items throughout Item 5 of your filing meets the requirements of Release 33-8176 - Conditions for Use of Non-GAAP Financial Measures and Question 28 of the Staff's Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, which is available at www.sec.gov.

Item 18 Financial Statements

Consolidated Balance Sheet, page F-5

3. We note per review of footnote 38 of your filing that you have included treasury shares within share capital in your consolidated balance sheet. Please tell us how this presentation is in accordance with paragraphs 33 and AG 36 of IAS 32.

Cash Flow Statement, page F-7

4. We note you begin your reconciliation of net cash inflows from operating activities with "Operating profit." Paragraph 20 of IAS 7 requires net cash flow from operating activities to be determined by adjusting "profit or loss" by various amounts. Further, paragraph 79 of IAS 1 defines profit or loss as normally including all items of income and expense recognized in a period. Please revise future filings beginning with your upcoming Form 20-F for the year ended March 31, 2007 so that your cash flow statement starting point begins with "profit for the period" for all periods presented.

5. We note that you present "net increase in debt securities in issue" as an operating activity cash flow within your cash flow statement. Please tell us the authoritative guidance you relied upon for your classification of these cash flows. In your response, please tell us how you considered paragraph 17(c) of IAS 7.

35 Retirement Benefit Obligations, page F-68

6. Please tell us and revise future filings to disclose the effect of a 1% increase and decrease in the medical cost trend rate as required by paragraph 120(o) of IAS 19.

48 Group Financial Information for US Investors, page F-113

(7) Consolidation, page F-131

7. We note your discussions regarding consolidation as they pertain to a conduit and also to Parthalon CDO 1 plc. Please tell us whether you considered these entities to be SPEs requiring consolidation in accordance with IFRS, as prescribed by IAS 27 and SIC 12, and in accordance with US GAAP, as prescribed by FIN 46R, as it is not evident in your filing. Please also tell us how you intend to revise future filings to clearly disclose your accounting for these entities in this regard.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John Spitz, Staff Accountant at (202) 551-3484, or me at (202) 551-3424, if you have questions regarding these comments.

Sincerely,

Lisa Haynes
Senior Staff Accountant